File No. 70-____

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM U-1
                        --------------------------------

                             APPLICATION-DECLARATION

                                      under

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       ***

                         CENTRAL POWER AND LIGHT COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                               OHIO POWER COMPANY
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                          WEST TEXAS UTILITIES COMPANY
                     1 Riverside Plaza, Columbus, Ohio 43215
               (Name of company or companies filing this statement
                   and address of principal executive offices)

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                 (Name of top registered holding company parent)

                                       ***

                 A. A. Pena, Senior Vice President and Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

           Susan Tomasky, Executive Vice President and General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)






         American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its direct and indirect public utility subsidiaries Central Power and Light Company ("CPL"), Southwestern Electric Power Company ("SWEPCo"), West Texas Utilities Company ("WTU"), Columbus Southern Power Company ("CSP") and Ohio Power Company ("OPCo") (collectively, "the Operating Subsidiaries") are seeking authorization to increase the borrowing limits of certain of the subsidiaries from the AEP system money pool as authorized in File No. 70-9381.



ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

         Background. By Order dated December 30, 1976 (HCAR No. 19829; 70-5930) and in subsequent Orders, the Commission authorized Central and Southwest Corporation ("CSW"), a Delaware corporation and a registered holding company under the Act and a wholly owned subsidiary of AEP, to establish and utilize a system money pool ("Money Pool") to co-ordinate short-term borrowings for CSW, its electric subsidiary companies and Central and South West Services, Inc. as set forth in Central and South West Corp., Holding Co. Act Release No. 26697 (Mar. 28, 1997) and Central and South West Corp., Holding Co. Act Release No. 26854 (Apr. 3, 1998).

         By Order dated April 5, 1989, in File 70-7643 (HCAR 35-24855), the Commission authorized the coordination of CSW's short-term borrowing program through the use of the CSW System money pool ("the Money Pool"). The Money Pool would be funded through surplus funds of CSW and its operating subsidiaries, a commercial paper program of CSW or short-term loans from banks to CSW and its subsidiaries.

         In its Order in File 70-9381 (HCAR 35-27186), the Commission authorized AEP to continue the Money Pool and to add its utility subsidiaries and certain other subsidiaries as participants in the Money Pool and established borrowing limits for all participants in the Money Pool.

         Ohio and Texas Restructuring. CPL, SWEPCo and WTU are public utilities operating in Texas. Tex. Util. Code Ann. ss. 39.001-909 (Vernon Supp. 2000), commonly referred to as S.B. 7, requires vertically integrated electric utilities, including WTU and CPL, to separate ownership of their generating and other power supply assets from ownership of their transmission and distribution assets no later than January 1, 2002. Under S.B. 7, vertically integrated utilities are generally obligated to disaggregate into at least (1) a PGC that will sell power and energy at wholesale; and (2) an EDC that will own transmission and local distribution facilities and perform metering and billing functions, but is prohibited from owning power supply facilities or selling electricity. By order issued July 7, 2000, the Public Utility Commission of Texas (PUCT) approved corporate separation plans CPL, SWEPCo and WTU filed to explain how they will comply with S.B. 7.

         CSP and OPCo are public utilities operating in Ohio. CSP and OPCo will make certain transfers to comply with the provisions of an Ohio statute that provides for Competitive Retail Electric Service, commonly referred to as S.B.
3. Ohio Rev. Code Ann. ss.ss. 4928.01-67 (Anderson 2000). The statute directs vertically integrated electric utilities that offer retail electric service in Ohio to separate their generating and other competitive operations (such as aggregation, marketing, and brokering) and related assets from their transmission and distribution operations and assets. On September 28, 2000, The Public Utilities Commission of Ohio (Ohio PUC) approved corporate separation plans CSP and OPCo filed to explain how they will comply with S.B. 3. Under their approved corporate separation plans, CSP and OPCo proposed, subject to receipt of federal regulatory approvals, to transfer their transmission and distribution assets and operations to EDC affiliates.

         The current short-term borrowing limits of the Operating Subsidiaries and AEP under the Money Pool are as follows:

            Money Pool                            Short-Term
            Participant                         Borrowing Limit
               AEP                             $ 5,000,000,000
               CSP                                 350,000,000
               CPL                                 600,000,000
               OPCo                                450,000,000
               SWEPCo                              250,000,000
               WTU                                 165,000,000

         Proposed Transaction. In order to comply with mandates by the Ohio and Texas legislatures to restructure and pursuant to plans submitted and approved by the PUCT and the Ohio PUC, CPL, CSP, OPCo, SWEPCo and WTU (collectively, the "Operating Subsidiaries") may need to restructure their debt portfolios and may retire and/or redeem their current outstanding long-term debt and replace such long-term debt with short-term debt. AEP and the Operating Subsidiaries propose to increase their borrowing limits as follows:

           CPL           increase from $600 million to $1.2 billion
           CSP           increase from $350 million to $800 million
           OPCo          increase from $450 million to $1.0 billion
           SWEPCo        increase from $250 million to $350 million
           WTU           increase from $165 million to $375 million

         This increase in borrowing authority would require that AEP's borrowing limit be increased from $5 billion to $6.910 billion with the aggregate amount for all participants together not to exceed the limitation for AEP. This increase in AEP's borrowing limit will ensure that AEP has sufficient borrowing capacity to obtain external borrowings in order to loan funds through the Money Pool to the participants when required. The Operating Subsidiaries request that such authority extend to December 31, 2002.

         Use of Proceeds: The proposed increase in short-term borrowings will be used for the following purpose:

         CPL, CSPCo, OPCo, SWEPCo and WTU intend to utilize the additional borrowing capacity authorized in this file as a source of funding to replace a portion of respective long-term securities. As of June 30, 2001, CPL, CSPCo, OPCo, and SWEPCo and WTU currently have $1,597,279,000, $914,875,000, $1,219,852,000, $760,175,000 and $258,387,000, respectively, in long-term securities outstanding. These transactions will not change the debt/equity ratios of the Operating Subsidiaries.

                                      * * *

Rule 54 Compliance

         Rule 54 provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.

         AEP consummated the merger with Central and South West Corporation on June 15, 2000 pursuant to an order issued June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

         AEP currently meets all of the conditions of Rule 53(a). At March 31, 2001, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.569 billion, or about 47.9% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2001 ($3.275 billion).

         In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions.

         AEP's consolidated retained earnings decreased on average approximately 1.32% per year over the last five years. In 2000, consolidated retained earnings decreased $540 million, or 14.9%. AEP's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to AEP's investments in EWGs and FUCOs has not had an adverse impact on AEP's financial integrity.




ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         No fees, commissions or other expenses are to be paid or incurred, directly or indirectly, by the Applicants or any associated company in connection with the proposed transactions, other than fees and expenses to be billed at cost by the American Electric Power Service Corporation and not to exceed $2,000 in the aggregate.



ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Sections 6(a), 7, 9(a), 10 and 12(b) and Rules 43 and 45 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.



ITEM 4.  REGULATORY APPROVAL

         No state regulatory authority and no federal regulatory authority, other than the Commission under the Act has jurisdiction over the proposed transactions.



ITEM 5.  PROCEDURE

         It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before September 14, 2001. Applicants waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. Applicants consent to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order in this matter, unless the Division opposes the matter covered by this Application or Declaration.



ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS:

         The following exhibit and financial statements are filed as part of this statement:

     (a)  Exhibit:

          Exhibit A        Opinion of counsel (to be filed by amendment)



     (b)  Financial Statements:

             Balance Sheets as of December 31, 2000 and Statements of Income and Retained Earnings for the 12 months ended December 31, 2000 of American and its subsidiaries consolidated and of CPL, SWEPCo, WTU, CSP and OPCo (to be filed by amendment)



ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         The Commission's action in this matter will not constitute any major federal action having a significant effect on the human environment. To the best of AEP's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

         SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.


                            AMERICAN ELECTRIC POWER COMPANY, INC.
                            and
                            Central Power and Light Company
                            Columbus Southern Power Company
                            Ohio Power Company
                            Southwestern Electric Power Company
                            West Texas Utilities Company




                                            By:  /s/ Henry W. Fayne
                                                     Vice President


Dated: August 6, 2001